Indonesia Energy Corporation Limited

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

VIA EDGAR

May 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios
Karina Dorin

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-3
Initially filed March 22, 2024
File No. 333-278175

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indonesia Energy Corporation Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Daylight Time on Friday, May 31, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Wirawan Jusuf
Wirawan Jusuf
Chairman & Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP